SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-20578
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Layne Christensen Company Capital Accumulation Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN
Financial Statements as of December 31, 2008 and 2007, and for the Years Then Ended, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

     LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS;

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and 2007	4-10

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	11-12
EX-23

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Layne Christensen Company Capital Accumulation Plan:
We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Kansas City, Missouri
June 25, 2009

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
INVESTMENTS, at fair value:
Common/collective trust fund	$19,777,001	$18,843,818
Mutual funds	44,819,891	64,294,166
Layne Christensen Company stock account	3,482,286	6,559,781
Participant loans	2,374,382	2,112,403

Total investments	70,453,560	91,810,168

RECEIVABLES:
Employee contributions	151,469	306,403
Employer contributions	75,011	158,378
Accrued income	19,502	18,373

Total receivables	245,982	483,154

CASH	259,235	620

Total assets	70,958,777	92,293,942

LIABILITIES
Accrued expenses	35,000	26,250

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	70,923,777	92,267,692

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	3,192,862	174,605

NET ASSETS AVAILABLE FOR BENEFITS	$74,116,639	$92,442,297

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Investment income (loss):
Interest and dividend income	$3,878,253	$5,467,862
Net appreciation (depreciation) in fair value of investments	(28,086,033)	2,159,012

Net investment income (loss)	(24,207,780)	7,626,874

Contributions:
Participant	7,297,325	6,462,241
Employer	3,696,399	3,258,344
Rollover	1,385,327	1,324,412

Total contributions	12,379,051	11,044,997

Transfer from other Plans	81,261	115,135

TOTAL ADDITIONS (SUBTRACTIONS)	(11,747,468)	18,787,006

DEDUCTIONS:
Withdrawals and terminations	6,550,948	7,808,045
Administrative expenses	27,242	34,895

TOTAL DEDUCTIONS	6,578,190	7,842,940

INCREASE (DECREASE) IN NET ASSETS	(18,325,658)	10,944,066

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	92,442,297	81,498,231

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$74,116,639	$92,442,297

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2008 AND 2007
(1)	DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General — The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Bank Trust Co., FSB (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Eligibility — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the “Company”) become eligible for membership in the Plan after completion of three months of service.

(c)	Contributions — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service (“IRS”). After-tax contributions are not permitted after November 30, 1986. Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional “catch-up contribution” in accordance with the Plan document.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant’s basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant’s compensation; and 2) 50 percent of the participant’s basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants‘ eligible compensation. No profit sharing contribution was made for the years ending December 31, 2008 or 2007.

(d)	Investment Options — The Plan has eighteen types of investment funds available through Merrill Lynch including a company stock account, a common/collective trust fund and sixteen mutual funds. Of the eighteen types of investment kinds available on an ongoing basis, eleven are considered “core” investment options while the remaining seven represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

(e)	Participant Accounts and Vesting — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $11,153 and $8,179, respectively. No forfeitures were utilized during the years ending December 31, 2008 and 2007.

(f)	Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g)	Payment of Benefits — Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant’s account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Effective March 28, 2005, in the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant’s consent, if the Participant does not elect to have such distribution paid directly to an “eligible retirement plan” specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

(c)	Risk and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund which is a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

(d)	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Plan’s investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. The Merrill Lynch Retirement Preservation Trust (that is considered to be a stable value fund) is a common collective trust fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Individual participant accounts invested in the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balance due which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and are not affected by the FSP.

The Retirement Preservation Trust is a stable value fund that is a commingled pool of the Retirement Preservation Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contribution made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(e)	Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

(f)	Payment of Benefits — Benefit payments to participants are recorded upon distribution.

(g)	Transfer in from Tierdael 401(k) Plan — Effective February 15, 2008, the loan balance of certain participants in the Tierdael, Inc. 401(k) Plan (“Tierdael”) were transferred into the Plan. As a result of this transfer, Tierdael Plan assets totaling $49,422 transferred into the Plan.

(h)	Transfer in from AMEC 401(k) Plan — Effective November 11, 2008, the loan balance of certain participants in the AMEC, Inc. 401(k) Plan (“AMEC”) were transferred into the Plan. As a result of this transfer, AMEC Plan assets totaling $31,839 were transferred into the Plan.

(i)	Transfer in from American Water Services, Inc. 401(k) Plan — Effective January 27, 2007, the loan balance of certain participants in the American Water Services, Inc. 401(k) Plan (“American Water Plan”) were transferred into the Plan. As a result of this transfer, American Water Plan assets totaling $115,135 were transferred in the Plan.

(j)	New Accounting Pronouncements — The financial statements reflect the adoption of FASB Statement No. 157, Fair Value Measurements effective January 1, 2008 (see note 3). FASB Statement No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. The adoption of FASB Statement No. 157 had no impact on the Plan’s statements of net assets available for benefits or statements of changes in net assets available for benefits.

(3)	FAIR VALUE MEASURMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets: Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available: and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

	Fair Value Measurements
	at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Layne Christensen Company Common stock	$3,482,286	$—	$—	$3,482,286
Mutual funds	44,819,891	—	—	44,819,891
Retirement Preservation Trust	—	19,777,001	—	19,777,001
Participant loans	—	—	2,374,382	2,374,382

Total	$48,302,177	$19,777,001	$2,374,382	$70,453,560

Changes in fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant
Loans
Balance at December 31, 2007	$2,112,403
Purchases, issuances and settlements, net	261,979

Balance at December 31, 2008	$2,374,382

(4)	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

Retirement Preservation Trust	$19,771,001	$18,843,818
PIMCO Total Return Fund	8,857,688	8,539,925
Davis New York Venture Fund	7,385,534	12,721,210
Blackrock Basic Value Fund A	6,816,864	11,333,936
Blackrock Balanced Capital Fund A	4,615,061	6,816,848
Layne Christensen Company Stock Account	3,482,286	6,559,781
Managers International Equity Fund	—	5,308,656
American Growth Fund of America	3,731,066	5,305,345
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Common stock	$(3,358,476)	$2,330,096
Mutual funds	(24,727,557)	(171,084)

Net appreciation (depreciation) in fair value of investments	$(28,086,033)	$2,159,012

(5)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.

(6)	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt, and no provision for income tax has been included in the Plan’s financial statements.

(7)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007, is as follows:

	2008	2007
Net assets available for benefits per the financial statements	$74,116,639	$92,442,297
Adjustment from contract value to fair value for fully benefit responsive stable value fund	(3,192,862)	—

Net assets available for benefits per the Form 5500	$70,923,777	$92,442,297

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$6,550,948	$7,808,045
Add: Amounts allocated to withdrawing participants at end of year	—	—
Less: Amounts allocated to withdrawing participants at beginning of year	—	(25,587)

Benefits paid to participants per Form 5500	$6,550,948	$7,782,458

	2008	2007
Net investment income (loss)	$(18,325,658)	$10,944,066
Adjustment from contract value to fair value for fully-benefit responsive stable value fund — December 31, 2008	(3,192,862)	—

Net income (loss) per Form 5500	$(21,518,520)	$10,944,066

(8)	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

The Layne Christensen Company Stock Account includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 145,035 and 133,302 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $2,816,123 and $2,193,429, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2008 and 2007.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		(c)
	(b)	Description of Investment including maturity
(a)	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or	(d)	(e)
	Similar Party	maturity value	Cost	Current Value

*	Layne Christensen	Layne Christensen Company Stock Account Common Stock (145,035 shares)	**	$3,482,286
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust Common/Collective Trust (22,969,863 units)	**	19,777,001
	Managers	Managers International Equity Fund Mutual Fund (79,003 shares)	**	3,096,112
	American	American Growth Fund of America Mutual Fund (184,706 shares)	**	3,731,066
	Aberdeen	Aberdeen Small Cap Fund A Mutual Fund (39,035 shares)	**	341,165
	Virtus	Virtus Mid-Cap Capital Value Fund Mutual Fund (30,259 shares)	**	429,978
	Franklin	Franklin Small-Mid Capital Growth Fund Mutual Fund (100,545 shares)	**	2,040,053
	John Hancock	John Hancock Health Sciences Fund Mutual Fund (21,792 shares)	**	563,552
	Blackrock	Blackrock Basic Value A Mutual Fund (379,558 shares)	**	6,816,864
	Blackrock	Blackrock Balance Capital A Mutual Fund (270,996 shares)	**	4,615,061
	Blackrock	Blackrock High Income Fund A Mutual Fund (141,492 shares)	**	431,549
	Blackrock	Blackrock Pacific Fund A Mutual Fund (45,337 shares)	**	662,367
	PIMCO	PIMCO Total Return Fund Mutual Fund (873,539 shares)	**	8,857,688
	Blackrock	Blackrock S&P500 Index I Mutual Fund (184,017 shares)	**	2,024,183
(Continued)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		(c)
	(b)	Description of Investment including maturity
(a)	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or	(d)	(e)
	Similar Party	maturity value	Cost	Current Value

	Seligman	Seligman Communications and Information Fund Mutual Fund (48,411 shares)	**	$1,173,967
	Blackrock Global Resources Portfolio	Blackrock Global Resources Portfolio Mutual Fund (126,914 shares)	**	2,281,920
	Pioneer	Pioneer Europe Select Equity Mutual Fund (21,161 shares)	**	368,832
	Davis New York	Davis New York Venture Fund Mutual Fund (312,681 shares)	**	7,385,534
	Plan Participants	Participant Promissory Notes Interest rates ranging from 4% to 10.25%; maturity dates through July 2023.		2,374,382

	TOTAL INVESTMENTS			$70,453,560

*	Indicates party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.
(Concluded)

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
DATE: June 26, 2009	By Layne Christensen Company
	By	/s/ Jerry W. Fanska
Jerry W. Fanska
Sr. Vice President Finance — Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Documents	Page

23	Consent of Independent Registered Public Accounting Firm	15